Aflac Incorporated 2017 Form 10-K
EXHIBIT 11
Aflac Incorporated and Subsidiaries
Computation of Earnings Per Share

	2017	2016	2015	2014	2013
Numerator (In millions):
Basic and diluted: net earnings applicable to common stock	$4,604	$2,659	$2,533	$2,951	$3,158
Denominator (In thousands):
Weighted-average outstanding shares used in the computation of earnings per share - basic	396,021	411,471	430,654	451,204	464,502
Dilutive effect of share-based awards	2,909	2,450	2,518	2,796	2,906
Weighted-average outstanding shares used in the computation of earnings per share - diluted	398,930	413,921	433,172	454,000	467,408
Earnings per share:
Basic	$11.63	$6.46	$5.88	$6.54	$6.80
Diluted	11.54	$6.42	$5.85	$6.50	$6.76